Exhibit 6.18

Commonwealth Thoroughbreds LLC and Magna Carta, LLC

AGREEMENT OF CO-MANAGEMENT dated as of January 13, 2023 between Magna Carta Bloodstock LLC (“Magna Carta”) and Commonwealth Thoroughbreds LLC (“Commonwealth”), together, the

Co-Managers.

The racehorse “Bipartisanship” will be raced under the co-management of Commonwealth, as representative of 20% of the ownership interests, and Magna Carta, as representative of 80% of the ownership interests. All decisions related to the Horse’s racing career, including without limitation, the selection of a trainer for the Horse, will be made jointly by Commonwealth and Magna Carta. The Horse will not be entered in any claiming/selling race, undergo any surgical intervention, be bred, retired or otherwise disposed of without the agreement of the Co-Managers. Additionally:

1.	The Co-Managers, in consultation with the Co-Owners, will oversee the day-to-day management of Bipartisanship, including oversight of pre-training, training, transportation, veterinarian issues, and all standard management practices necessary for the care of the horse.

2.	The Co-Managers will provide Co-Owners with updates on Bipartisanship at a minimum of every two weeks while Bipartisanship is in training.

3.	All Co-Owners shall bear their pro-rata share of costs incurred and risks associated with the services provided by any Trainer retained by the Co-Managers on behalf of Co-Owners.

4.	The Co-Managers will procure equine mortality insurance for Bipartisanship at standard industry rates as requested or directed by the Co-Owners. Commonwealth will procure equine mortality insurance on behalf of the ownership interests it represents, and Magna Carta will procure equine mortality insurance on behalf of the ownership interests it represents that request such insurance.

5.	The Co-Managers will develop an exit strategy for the sale of Bipartisanship at the completion of her racing career and will advise Co-Owners about the appropriate auctions to be used in offering Bipartisanship for sale at public auction. The Co-Managers agree that Runnymede Farm shall serve as the consigning agent and be compensated at standard industry rates.

6.	The Co-Managers will relay any inquiries or offers to purchase an interest in Bipartisanship and will give their combined opinion as to the acceptability of such offer.

7.	Subsequent to the date of this agreement, Bipartisanship will run in Commonwealth Thoroughbred LLC’s silks every five races. The remaining races will be divided among the remaining Co-Owners in proportion to their ownership interests or as otherwise agreed among them.

8.	If a disagreement exists between or among the Co-Owners or between one or more of the Co-Owners and the Co-Managers concerning the management of Bipartisanship or relating to the relationships, rights, duties, or obligations hereunder (a “Dispute”), any one of the disputants may request the other parties to submit the Dispute to arbitration if good faith negotiations among the parties do not resolve the Dispute. Such arbitration shall proceed in accordance with the arbitration rules of the American Arbitration Association then pertaining (the “Rules”), insofar as such Rules are not inconsistent with the provisions expressly set forth in this Agreement.

IN WITNESS WHEREOF, each of the parties has signed this agreement or caused it to be signed on its behalf, all as of the date first above written.

/s/ Brian Doxtator	/s/ Romain Malhouitre
Brian Doxtator	Romain Malhouitre
Manager	CEO
Commonwealth Thoroughbreds LLC	Magna Carta